EXHIBIT 99.1

Solaris Strengthens Community Partnerships and Advances Key Milestones at Warintza Project

HIGHLIGHTS:

  Landmark agreement signed with PSHA, completing formal partnerships with all Indigenous organisations surrounding the Warintza Project

  Pre-Feasibility Study advancing with positive momentum, incorporating updated Mineral Resource Estimate including Warintza West

  Final Technical EIA submitted and currently under government review, following positive engagement with the Ministry of Environment and Energy

  FPIC process expected to commence in the coming months, following successful site visit by government officials and community leaders

QUITO, Ecuador, Sept. 11, 2025 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (“Solaris” or the “Company”) (TSX: SLS; NYSE: SLSR) is pleased to announce the signing of a landmark agreement with the Pueblo Shuar Arutam organization (“PSHA”), marking a major milestone in the Company’s social engagement efforts and reinforcing the strong momentum behind its flagship Warintza Project in southeastern Ecuador.

Matthew Rowlinson, CEO and President of Solaris Resources said: “With this signing, we have now established formal relationships with all Indigenous organisations surrounding Warintza, in addition to our ongoing collaboration with local authorities. These agreements generate strong momentum for the continued advancement of the project and reinforce our long-term commitment to inclusive, community-led development.”

Marcelo Unkuch, President of PSHA said: “This agreement reflects the strong collaboration between PSHA and Solaris, as well as our shared commitment to strengthening the communities and families of Morona Santiago. The agreement seeks to generate concrete and sustainable benefits, and we remain committed to ensuring that future generations enjoy the lasting advantages of responsible mining. We are confident that the next stages of this alliance will continue to demonstrate the broad and sustainable benefits that large-scale mining can deliver.”

This formal agreement with the PSHA organisation, made up of nearly ten thousand people organized into 47 Shuar centers, follows the signing of a Letter of Intent (“LOI”) on February 5, 2025, which was itself the result of a resolution passed at the Yawi Shuar Center on January 18, 2025, to form a joint working group with Solaris. It builds upon the foundation of support Solaris has cultivated over several years, including long-standing partnerships with the host Shuar Centres of Warints and Yawi, with whom the Company shares an Impacts and Benefits Agreement (“IBA”), first signed in September 2020 and updated in March 2022 and again in April 2024.

This agreement also complements a trilateral cooperation agreement with the Interprovincial Federation of Shuar Centers (“FICSH”), the highest authority and largest Shuar Indigenous organization in Ecuador, and a partnership with the Alliance for Entrepreneurship and Innovation of Ecuador (“AEI”). Collectively, these agreements form a robust social foundation that enables long-term, inclusive development and broad-based community participation in the Warintza Project.

Advancing De-Risking Initiatives and Project Development

While this agreement marks a pivotal advancement in the project’s social framework, Solaris continues to advance a range of critical de-risking initiatives essential to Warintza’s development timeline.

Following the submission of the Technical Environmental Impact Assessment (“EIA”) in August 2024, Solaris has engaged in positive and constructive dialogue with Ecuador’s Ministry of Environment and Energy (formerly the Ministry of Energy and Mines and the Ministry of Environment, Water and Ecological Transition). The Company has formally addressed all inquiries and confirms that the final Technical EIA report has been submitted and is currently under government review.

In July 2025, Solaris hosted a site visit by the Sub-Secretary of Mines and officials from the Ministry of Energy and Mines, who met with Indigenous and local stakeholders to assess the project’s readiness for the Free, Prior and Informed Consultation (“FPIC”) process, a formal requirement under Ecuadorian Constitution and law for major resource developments. The visit was well received and marked meaningful progress, with the FPIC process anticipated to formally commence in the coming months. This advancement reflects the strength of the project’s social license and the authenticity of the Company’s approach to community engagement.

Progress on the Warintza Pre-Feasibility Study (“PFS”) continues to advance with positive momentum. Leading consultants Ausenco, Knight Piésold, and AMC are driving this effort, which will incorporate an updated Mineral Resource Estimate (“MRE”) that, for the first time, will include the resources from Warintza West. The PFS is expected to be completed in the second half of 2025.

Focused on Long-Term Value Creation

Solaris maintains a clear focus on working towards a Final Investment Decision (“FID”). This goal is underpinned by Warintza’s near-term development profile, strengthened community partnerships, and a reinforced financial position following the recent Royal Gold transaction, which secures long-term liquidity.

Beyond the defined MRE, Solaris continues to pursue high-impact exploration opportunities within the broader Warintza district, a highly prospective and underexplored area. The Company will provide further updates on these activities as results become available.

“We are advancing every facet of project de-risking with discipline and determination,” added Matthew Rowlinson. “Warintza is a uniquely positioned asset, long-life, near-term, and aligned with the world’s future resource needs. We remain committed to delivering exceptional value for all stakeholders through responsible development.”

On behalf of the Board of Solaris Resources Inc.

“Matthew Rowlinson”
President & CEO, Director

For Further Information

Patrick Chambers, VP Investor Relations
Email: pchambers@solarisresources.com

About Solaris Resources Inc.

Solaris is a copper-gold exploration and development company, committed to a sustainable future by empowering communities and stakeholders through our dedication to participatory and responsible mining. The Warintza Project, a large copper-gold porphyry deposit, is a unique, global scale and multigenerational asset located in the low capital intensity district of southeast Ecuador. The Company also owns a series of grassroot exploration projects with discovery potential in Peru and Chile and a 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements regarding the Company’s future growth or value, and expectations regarding the performance and focus of the new management team and Board of Directors; the terms of the private placement; the ability of the Company to satisfy regulatory, stock exchange and commercial closing conditions of the private placement; and the timing, benefits, structure and completion of the proposed emigration. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programs. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.